ELEMENT APOTHEC, INC.

FINANCIAL STATEMENTS

APRIL 30, 2020

RICHARD W. MULVEY, CPA

Richard W. Mulvey, CPA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders
Element Apothec, Inc.

I have reviewed the accompanying financial statements of Element Apothec, Inc., which comprise the balance sheet as of April 30, 2020 and the related statements of income, retained earnings, cash flows and equity for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Richard W. Mulvey

Richard W. Mulvey, CPA

May 11, 2020
Rensselaer, New York

ELEMENT APOTHEC, INC.
BALANCE SHEET

		April 30, 2020
ASSETS		
CURRENT ASSETS:		
Cash on hand	$	4,051
Total current assets		4,051
OTHER ASSETS:		
Trademark		550
Total other assets		550
TOTAL ASSETS	$	4,601
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES - NONE		-
Total liabilities		-
SHAREHOLDERS' EQUITY:		
Common Stock, $.0001 par value, 10,000,000 shares authorized, 8,000,000 shares issued and outstanding		800
Additional Paid-in Capital		7,800
Retained Earnings (deficit)		(3,999)
Total shareholders' equity		4,601
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	4,601

See notes to financial statements.
See accountant's review report.

ELEMENT APOTHEC, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS

	Four Months Ended April 30, 2020
REVENUE	$ 0
COST OF EARNED REVENUE	0
GROSS PROFIT	0
GENERAL AND ADMINISTRATIVE EXPENSES:	
Research and development: Packaging	1,481
Formulations	100
Dues and subscriptions	750
Advisor services	600
Travel expenses	529
Advertising and marketing	295
Professional fees	229
Shipping and postage	15
Total general and administrative expenses	3,999
NET INCOME (LOSS)	(3,999)
RETAINED EARNINGS, BEGINNING OF PERIOD	0
RETAINED EARNINGS, END OF PERIOD	$ (3,999)

See notes to financial statements.
See accountant's review report.

ELEMENT APOTHEC, INC.
STATEMENT OF CASH FLOWS

	Four Months Ended April 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income – Exhibit B	$ (3,999)
Adjustments to reconcile net income to net cash provided by operating activities:	
None	0
Total adjustments	0
NET CASH PROVIDED BY OPERATING ACTIVITIES	(3,999)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Trademark costs	(550)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from sale of common stock	800
Proceeds from additioanl paid-in capital	7,800
NET CASH PROVIDED BY FINANCING ACTIVITIES	8,600
NET INCREASE IN CASH	4,051
CASH AT BEGINNING OF PERIOD	0
CASH AT END OF PERIOD	$ 4,051

See notes to financial statements.
See accountant's review report.

ELEMENT APOTHEC, INC.
STATEMENT OF EQUITY
APRIL 30, 2020

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Equity
	Shares	Amount			
Beginning Balance, at inception	0	$ -	$ -	$ -	$ -
Equity Contributions	8,000,000	800	7,800	-	8,600
Net Income (Loss)	-	-	-	(3,999)	(3,999)
Ending Balance, April 30, 2020	8,000,000	$ 800	$ 7,800	$ (3,999)	$ 4,601

See notes to financial statements.
See accountant's review report.

NOTE 1 - ORGANIZATION AND NATURE OF ACTIVITIES

Element Apothec, Inc. ("the Company") is a public benefit corporation organized under the laws of the State of Delaware. The Company develops, formulates, and sells all-natural, plant-based products infused with beneficial phytocannabinoids in the body care, wellness, and active sports verticals.

The Company has a very limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Revenue
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets
The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising
The Company records advertising expenses in the year incurred.

Income Taxes
Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are

expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

NOTE 3- EQUITY

Pursuant to the Company's articles of incorporation the Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001. Of those shares, 8,000,000 have been issued.

NOTE 4- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company may place its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE 5- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 30, 2020 the date that the financial statements were available to be issued and has determined that there are no subsequent events to be reported in the accompanying financial statements